AGREEMENT FOR THE PURCHASE AND SALE OF

McEWEN CAPITAL CORPORATION AND

EVANACHAN (ALASKA) LTD.

THIS AGREEMENT dated as of May 18, 2007

BETWEEN:

Rubicon Minerals Corporation, a British Columbia company with an office at Suite 1540 - 800 West Pender Street, Vancouver, BC, V6C 2V6 (“Rubicon” or “Buyer”)

AND:

Evanachan Limited, an Ontario corporation with an office at 99 George Street, 3rd Floor, Toronto, Ontario, M5A 2N4 (“Evanachan” or “Seller”)

BACKGROUND

A.  The Seller is the legal and beneficial owner of all the issued and outstanding shares in the capital of McEwen Capital Corporation, an Ontario corporation (“McEwen Capital”), being 1,230,890 common shares.

B.  The Seller is the legal and beneficial owner of all the issued and outstanding shares in the capital of Evanachan (Alaska) Ltd., an Alaska corporation (“Evanachan Alaska”), being 100 common shares without par value.

C.  The Seller has agreed to sell and the Buyer has agreed to buy all of the Seller’s legal and beneficial interest in the shares in the capital of McEwen Capital and Evanachan Alaska on the terms and conditions contained in this Agreement.

D.  McEwen Capital holds beneficial ownership of the Alaska Properties (as hereinafter defined) and Evanachan Alaska holds legal title and interest to the Alaska Properties as nominee and bare trustee on behalf of McEwen Capital.

E.  The parties intend that Section 85 of the Income Tax Act (Canada) apply to the purchase of the McEwen Capital Shares (as hereinafter defined) and have agreed to make a joint election, if necessary, pursuant to Section 85 in the manner set forth herein.

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AGREEMENT

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

PART 1

INTERPRETATION

1.1  Defined Terms.  In this Agreement the following terms shall have the following meanings:

(a)	“1933 Act” means the Securities Act of 1933, as amended, of the United States.

(b)	“Act” means the Income Tax Act, R.S.C. 1985, c.1 (5th supp.), as amended from time to time.

(c)	“Affiliate” in respect of a Person means any other Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with, such first Person.

(d)
“Alaska Expenditures” shall mean any and all amounts incurred by the Seller after February 24, 2007 on behalf of McEwen Capital in connection with the exploration of the Alaska Properties up to an aggregate amount not to exceed $500,000, which amount shall be borrowed by McEwen Capital from the Seller.

(e)
“Alaska Properties” means the 100% legal and beneficial right, title and interest in the Block B Mining Claims and the option interest in the Goodpaster Option Agreement, and any claims staked by McEwen Capital or Evanachan Alaska within 50 kilometers of these properties since February 24, 2007.

(f)	“Assets” means all property or assets of any nature, whether real or personal, tangible or intangible, corporeal or incorporeal, and includes any interest in any property or assets.

(g)	“Associate” in respect of a Person means:

(i)	any other Person of which such Person is an officer, director or partner or is, directly or indirectly, the owner of 10 per cent or more of any class of equity securities issued by such other Person;

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(ii)	any trust or other estate in which such Person has a 10 per cent or more beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; or

(iii)	any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person.

(h)	“Block B Mining Claims” means the mineral interests in the State of Alaska set forth in Schedule A.

(i)	“Business Day” means a day on which Canadian chartered banks are open for the transaction of regular business in the City of Toronto, Ontario and the City of Vancouver, British Columbia.

(j)	“Buyer’s Losses” has the meaning given in paragraph 8.2.

(k)	“Closing” has the meaning given in paragraph 9.1.

(l)	“Closing Date” has the meaning given in paragraph 9.1;

(m)	“Code” means the Internal Revenue Code of 1986, as amended.

(n)
“Control” means, with respect to the relationship between two or more Persons, the direct or indirect possession of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise, including, without limitation:

(i)	the right to exercise a majority of the votes which may be cast at a general meeting of a corporation; and

(ii)
the right to elect or appoint, directly or indirectly, a majority of the directors of a corporation or other persons who have the right to manage or supervise the management of the affairs and business of the corporation.

(o)	“Cost Amount” means with respect to the McEwen Capital Shares, the sum of $1,230,890;

(p)
“Encumbrance” means liens, claims, charges, pledges, hypothecations, security interests, mortgages, title retention agreements, declarations of trust, rights of set-off, options or other encumbrances of any kind, other than Permitted Encumbrances.

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(q)
“Environmental Laws” means all applicable U.S. or Canadian federal, provincial, state, municipal or local treaties, conventions, laws, statutes, regulations, orders, by-laws, governmental decrees or ordinances relating to fisheries, health and safety, the protection or preservation of the environment or the manufacture, processing, distribution, use, treatment, storage, disposal, discharge, transport or handling of Hazardous Substances.

(r)	“Evanachan Alaska” has the meaning set forth in Recital B.

(s)	“Evanachan Alaska Shares” means all of the issued and outstanding shares of Evanachan Alaska, being 100 common shares without par value.

(t)	“GAAP” means generally accepted accounting principles as applicable to McEwen Capital, Evanachan, or Evanachan Alaska as the case may be;

(u)
“Goodpaster Option Agreement” means the agreement dated effective February 22, 2007 among Evanachan, Rimfire and Rimfire Alaska, as supplemented by a confirmation and acknowledgement dated May 4, 2007 pursuant to which Rimfire has granted an option to acquire up to a 75% interest in certain mineral claims located in the State of Alaska comprising the Goodpaster Property as attached as Schedule B.

(v)	“Goodpaster Property” means the mineral claims and other mineral interests defined as “Property” in the Goodpaster Option Agreement.

(w)
“Governmental Authority” means any Canadian or American (whether federal, territorial, provincial, state, municipal or local), international or foreign government, governmental authority, quasi-governmental authority, court, self-regulatory organization, commission, tribunal or organization or any agent, subdivision, department or branch of any of the foregoing.

(x)	“GST” has the meaning set forth in section 3.2(hh).

(y)
“Hazardous Substance” means any pollutant, contaminant, waste, special or hazardous waste, toxic or hazardous substance or material which, when released into the natural environment is likely to cause harm or risk to the natural environment or to human or animal health, including without limitation, any substance considered hazardous under Environmental Laws.

(z)	“IRS” means the Internal Revenue Agency of the Government of the United States of America;

(aa)	“Master Purchase Agreement” means the Agreement for the Purchase and Sale of Mineral Interests and Financing of Rubicon dated May 18, 2007

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among the Buyer, the Seller, McEwen Capital, Evanachan Alaska, Lexam Explorations Inc., Lexam Explorations (U.S.A.) Inc. and Robert McEwen.

(bb)	“Material Contract” means any contract, arrangement or obligation to which a party hereto is a party and which:

(i)	involves expenditure by a party hereto in excess of $12,000 per annum;

(ii)	provides income to a party hereto in excess of $12,000 per annum;

(iii)	is of a term in excess of one (1) year; or

(iv)	is outside the ordinary course of the party’s business.

(cc)	“McEwen Capital” has the meaning set forth in Recital A.

(dd)	“McEwen Capital Shares” means all of the issued and outstanding shares and other securities, if any, of McEwen Capital, being 1,230,890 common shares.

(ee)
“Nevada Purchase Agreement” means the Agreement for the Purchase and Sale of Mining Interests dated May 18, 2007 among the Buyer, Rubicon Nevada Corp., Lexam Exploration Inc. and Lexam Explorations (U.S.A.) Inc.

(ff)	“Permitted Encumbrances” are those encumbrances set forth in Schedule C attached hereto.

(gg)
“Person” means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, limited liability company, association, unincorporated organization, union, Governmental Authority or other entity or organization.

(hh)	“Purchase Price Shares” means the 31,428,571 common shares without par value in the capital of Rubicon, issued at a deemed price of $0.70 per share;

(ii)	“Required Consents” has the meaning given in paragraph 5.4.

(jj)	“Returns” means any returns, forms, documents, correspondence, written or electronic which are required by any Governmental Authority with respect to any Taxes.

(kk)	“Rimfire” means Rimfire Minerals Corporation.

(ll)	“Rimfire Alaska” means Rimfire Alaska Ltd., a wholly-owned subsidiary of Rimfire.

(mm)	“Seller Indebtedness” means the amount of $1,230,790 owing by McEwen Capital to the Seller.

(nn)	“Seller’s Losses” has the meaning given in paragraph 7.3.

(oo)
“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, goods and services, excise, use, ad valorem, transfer, franchise, profits, license, payroll, resource, withholding, source deductions, employment, social security, unemployment, estimated, severance, stamp, occupation, property or other taxes, including taxes on dispositions of property by non-residents and taxes resulting from related party transactions, as well as customs duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Governmental Authority.

(pp)	“Treasury Regulations” means the regulations to the Code;

(qq)	“Trust Agreement” means the agreement entered into February 14, 2007 among Evanachan, McEwen Capital and Evanachan Alaska.

(rr)
“U.S. Person” has the meaning ascribed to it in Regulation S. Without limiting the foregoing, but for greater clarity in this Agreement, a U.S. Person includes, subject to the exclusions set forth in Regulation S under the 1933 Act, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate or trust of which any executor, administrator or trustee is a U.S. Person, (iv) any discretionary or non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, (v) any agency or branch of a foreign entity located in the United States, and (vi) any partnership or corporation organized or incorporated under the laws of any non-U.S. jurisdiction which is formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by U.S. Accredited Investors who are not natural persons, estates or trusts.

1.2  Interpretation.  In this Agreement, except as otherwise expressly provided:

(a)	the headings to the parts, sections, paragraphs, and schedules of this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement;

(b)	any reference to a part, section, paragraph or schedule is to the relevant part, section, paragraph or schedule of this Agreement;

(c)	words of one gender include all genders, and words in the singular include the plural and vice versa; and

(d)
any reference to a statute includes and is a reference to such statute, and to the regulations made pursuant to it, as amended and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or regulations.

1.3  Schedules.  The following are the Schedules attached to and incorporated into this Agreement by reference and each of them form part of this Agreement:

Schedule A - BLOCK B MINING CLAIMS

Schedule B - GOODPASTER OPTION AGREEMENT
Schedule C - PERMITTED ENCUMBRANCES
Schedule D - DISCLOSURES
Schedule E - PERMITS, LICENSES AND CONSENTS
Schedule F - LITIGATION
Schedule G - TAX LIABILITIES
Schedule H - SECTION 85 ELECTION FORM

PART 2

SALE AND PURCHASE

2.1  Agreement to Sell and Purchase.  The Seller agrees to sell free and clear of all Encumbrances and the Buyer agrees to purchase the Evanachan Alaska Shares and the McEwen Capital Shares on the terms and conditions contained in this Agreement. The Buyer hereby further agrees to purchase, and the Seller hereby agrees to sell, the indebtedness owing by McEwen Capital to the Seller on account of the Alaska Expenditures.

2.2  Purchase Price for McEwen Capital.  The total purchase price for the McEwen Capital Shares shall be satisfied on the Closing Date by the issuance of the Purchase Price Shares (representing a purchase price of $22,000,000 at a deemed price of $0.70 per share).

2.3  Purchase Price for Evanachan Alaska.  The total purchase price for the Evanachan Alaska Shares shall be the sum of US$10.00, payable in cash on the Closing Date.

2.4  Purchase Price for Indebtedness. The total purchase price for the indebtedness owing by McEwen Capital to the Seller on account of the Alaska Expenditures shall be the sum equal to the Alaska Expenditures, payable in cash on the Closing Date or as otherwise agreed to between the parties.

2.5  Issuance of Purchase Price Shares.  Subject to regulatory and shareholder approval, Rubicon shall issue the Purchase Price Shares to the Seller.

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2.6  Representations and Warranties. The Seller represents and warrants to Rubicon that (i) the Purchase Price Shares were not offered to the Seller in the United States; (ii) this Agreement was delivered to the Seller, and executed and delivered by the Seller, outside the United States; and (iii) the Seller is not purchasing the Purchase Price Shares for the account or benefit of any U.S. Person or Person in the United States.

2.7  Resale Restrictions. The Seller acknowledges and agrees that the Purchase Price Shares will be subject to restrictions on resale imposed by the applicable securities laws and the Toronto Stock Exchange and that the certificates representing the Purchase Price Shares may be endorsed with a legend to such effect, which legend will be in such form as may be required by applicable securities laws and/or the Toronto Stock Exchange. The Seller agrees that the Purchase Price Shares have not been registered under the 1933 Act or the securities laws of any state of the United States, the Purchase Price Shares may not be offered or sold, directly or indirectly, in the United States except pursuant to registration under the 1933 Act and the securities laws of all applicable states or available exemptions therefrom, and Rubicon has no obligation or present intention of filing a registration statement under the 1933 Act in respect of any of the Purchase Price Shares. The Seller agrees to comply with such resale restrictions and to file such documents as may be required to be filed by the Seller under applicable securities laws or the policies of the Toronto Stock Exchange or the American Stock Exchange.

2.8  Income Tax Election. Rubicon and Evanachan will jointly elect in the prescribed manner and within the prescribed time pursuant to the provisions of the Section 85 of the Act, to effect the transfer of the McEwen Capital Shares at an amount equal to the Cost Amount in accordance with the draft election form attached hereto as Schedule H.

PART 3

SELLER’S REPRESENTATIONS AND WARRANTIES

3.1  Representations and Warranties Regarding Evanachan Alaska.  In order to induce the Buyer to enter into and consummate this Agreement, the Seller represents and warrants to the Buyer (except as fully and fairly disclosed in Schedule D) that the following statements set out in this Section 3.1 are true, accurate and not misleading:

(a)
Organization and Good Standing.  Evanachan Alaska is a company duly incorporated, validly existing and in good standing under the laws of the State of Alaska. The location or character of the Assets of Evanachan Alaska, including but not limited to the Block B Mining Claims, does not require that Evanachan Alaska be registered or otherwise qualified or be in good standing in any other jurisdiction.

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(b)	Authorized and Issued Capital. The authorized share capital of Evanachan Alaska consists of one million common shares with a par value of $0 each of which 100 common shares are issued and outstanding.

(c)
Alaska Properties Held by Bare Trustee.  Evanachan Alaska holds legal title to and legal interest in the Alaska Properties for all purposes as bare trustee and nominee on behalf of, and for the sole benefit of McEwen Capital and has no beneficial right, title, or interest, whatsoever, in law or equity, absolute, contingent or otherwise in the Alaska Properties and has never held any beneficial interest whatsoever in the Alaska Properties.

(d)
Business Activities Carried on As Bare Trustee.  Evanachan Alaska has acted solely as bare trustee and nominee for the benefit of McEwen Capital with respect to all business, exploration and other activities undertaken by Evanachan Alaska in respect of the Alaska Properties including all permits and licenses obtained and agreements entered into. For greater certainty, all expenses incurred with respect to the Alaska Properties have been incurred on behalf of McEwen Capital and McEwen Capital is entitled to all royalties, revenue, proceeds of disposition or other amounts paid or payable in respect of the Alaska Properties.

(e)	Capacity to Carry on Business. Evanachan Alaska has all necessary corporate power to hold legal title to the Block B Mining Claims, and to carry on the business of mining in Alaska.

(f)
Licences and Permits.  Evanachan Alaska holds all authorizations, licences and permits from any Person, Governmental Authority or other body which are necessary for holding title to the Alaska Properties. Each such authorization, licence and permit is listed in Schedule E and is in full force and effect. Evanachan Alaska is not in breach of or in default under any of the terms or conditions of any such authorization, licence or permit and no party is or will be entitled to terminate or revoke any such authorization, licence or permit as a result of the transactions contemplated by this Agreement.

(g)
Insolvency or Amalgamation.  No proceedings have been taken or authorized by any Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of Evanachan Alaska or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to Evanachan Alaska.

(h)
Title to Shares.  The Seller is the legal and beneficial owner of the Evanachan Alaska Shares free of all Encumbrances. The Evanachan Alaska Shares have been validly issued, are fully paid and represent all the issued and outstanding

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shares of every class of Evanachan Alaska. There are no issued and outstanding securities of Evanachan Alaska other than the Evanachan Alaska Shares.

(i)
Competing Rights to Shares.  Except as provided in this Agreement, there are no agreements or arrangements in force which provide for the present or future issue, allotment, transfer, redemption, repayment or conversion of any shares in the capital of Evanachan Alaska or any other securities of Evanachan Alaska including, without limitation, any option or right of pre-emption or conversion.

(j)	Capacity of Seller. The Seller has the right and authority to transfer the legal and beneficial title and ownership of the Evanachan Alaska Shares to the Buyer.

(k)
Liabilities.  Except to the extent expressly disclosed in Schedule D, Evanachan Alaska does not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise).

(l)
Litigation.  Except as disclosed in Schedule F, there is no action, suit, investigation, claim or proceeding in progress or pending or, to the knowledge of the Seller, threatened against or relating to Evanachan Alaska or affecting its Assets. So far as the Seller is aware, there are no facts, matters or circumstances which could give rise to any such action, suit, investigation, claim or proceeding. There is no judgement, decree, injunction, rule or order of any court or Governmental Authority outstanding against Evanachan Alaska or any of its Assets.

(m)	Guarantees. Evanachan Alaska has no guarantees, indemnities or contingent or indirect obligations with respect to any liabilities or obligations of its own or any other Person.

(n)	Indebtedness to Seller. Evanachan Alaska is not indebted to the Seller or any director, officer or employee of Evanachan Alaska or any Affiliate or Associate of any of them.

(o)	No Unusual Transactions. Since February 24, 2007, Evanachan Alaska has not:

(i)	entered into any transaction on its own behalf;

(ii)	sold, assigned or otherwise disposed of any Assets of Evanachan Alaska, including but not limited to any record ownership of mineral interests comprised in the Block B Mining Claims;

(iii)	waived or surrendered any right of material value;

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(iv)	entered into any Material Contract;

(v)	created, assumed or granted any Encumbrance over any of Evanachan Alaska’s Assets, including but not limited to the Block B Mining Claims;

(vi)	made, declared or authorized any dividend or any other distribution in respect of its shares;

(vii)	issued, purchased, sold, redeemed, subdivided or consolidated any shares in its capital or issued any warrants, bonds, debentures or other securities;

(viii)	amended or changed or taken any action to amend or change its constating documents;

(ix)	made any gift of any money or any Assets to any Person;

(x)	made payments of any kind to or on behalf of the Seller or any Affiliate or Associate of any of them; or

(xi)	authorized or agreed or otherwise have become committed to do anything referred to in this paragraph (o).

(p)
Books and Records.  All material transactions of Evanachan Alaska have been promptly and accurately recorded in the books and records of Evanachan Alaska. The minute books of Evanachan Alaska contain all records of the meetings and proceedings of shareholders and directors. The books and records of Evanachan Alaska are up to date and fully and fairly present the financial position and the affairs of Evanachan Alaska. Evanachan Alaska has kept all records required to be kept by the applicable corporate laws of the State of Alaska and any other applicable legislation and all such records are accurate and up to date.

(q)	Non-Contravention. The performance of this Agreement will not:

(i)
conflict with, or result in the breach of, or constitute a default under, any agreement, arrangement or instrument to which Evanachan Alaska is party, including without limitation the Trust Agreement, or the constating documents of Evanachan Alaska or any Encumbrance, Permitted Encumbrance, lease, contract, order, judgment, regulation or other restriction or obligation of any kind by which Evanachan Alaska or any Assets of Evanachan Alaska, including but not limited to the Block B Mining Claims, is bound;

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(ii)	contravene or conflict with any laws or regulations binding upon or applicable to Evanachan Alaska or the Evanachan Alaska Shares;

(iii)
relieve any Person from any obligation to Evanachan Alaska (whether contractual or otherwise) or enable any Person to terminate any such obligation or any right or benefit enjoyed by Evanachan Alaska or to exercise any right in respect of Evanachan Alaska; or

(iv)
result in the creation, imposition or enforcement of any Encumbrance on or over any of the Assets or undertaking of Evanachan Alaska or result in any present or future indebtedness of Evanachan Alaska becoming due and payable prior to its stated maturity.

(r)	Trust Agreement. The Trust Agreement is binding agreement on Evanachan Alaska in accordance with its terms and remains in full force and effect.

(s)
Governmental Authorization.  Except as expressly referred to in this Agreement, the execution, delivery and performance of this Agreement by the Seller requires no action by, consent or approval of, or filing with, any Governmental Authority.

(t)
Block B Mining Claims and Goodpasture Option Agreement.  Evanachan Alaska is the sole legal owner of all of the Block B Mining Claims set forth in Schedule A and is the sole legal owner of the option interest under the Goodpasture Option Agreement, and such interests are held free of any Encumbrance.

(u)
Assets.  Evanachan Alaska does not own any interests, beneficial or otherwise in any material assets, including real property, plant and equipment, or personal property, other than the registered title to the Block B Mining Claims and the option interests under the Goodpasture Option Agreement.

(v)	Interests in other Businesses. Evanachan Alaska does not own any shares in or other securities of, or have any interest in the assets or business of, any other Person.

(w)	Insurance. Evanachan Alaska does not maintain any policies of insurance.

(x)
No Breach of Laws.  Evanachan Alaska is not, and has not at any time been, in breach of any laws (including, without limitation, Environmental Laws), ordinances, statutes, regulations, by-laws, orders or decrees to which it is subject or which apply to it.

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(y)
Employees.  Except for Robert McEwen, Ian Ball and Stefan Spears, Evanachan Alaska has no employees and no outstanding offer of employment has been made by Evanachan Alaska to any person, nor has any person accepted an offer of employment made by Evanachan Alaska but who has not yet commenced employment.

(z)
Workers’ Compensation.  There are no complaints, appeals, claims or charges pending or outstanding or, so far as the Seller is aware, anticipated, nor are there any orders, decisions, directions, or convictions currently registered or outstanding by any tribunal or agency against, or in respect of, Evanachan Alaska under or in respect of any applicable laws or regulations relating to employment, employment practices, workers’ compensation or the protection of the health and safety of employees.

(aa)	Environmental. Evanachan Alaska has not violated any Environmental Laws and for greater certainty, without limitation:

(i)
Evanachan Alaska has operated its business in compliance with all applicable Environmental Laws and no condition exists or event has occurred which, with or without notice or the passage of time or both, would constitute a violation of or give rise to liability under any applicable Environmental Laws;

(ii)
Evanachan Alaska is currently submitting applications for all permits, licences and authorizations required under Environmental Laws for the operation of its business, or any part thereof, all of which is described in Schedule E;

(iii)
Evanachan Alaska has not used or permitted to be used any of the Block B Mining Claims, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Substance except in compliance with all applicable Environmental Laws;

(iv)
neither Evanachan Alaska nor the Seller has received any notice of, or been prosecuted for an offence alleging violation of or non-compliance with any Environmental Laws, and neither Evanachan Alaska nor the Seller has settled any allegation of violation or non-compliance short of prosecution. Neither Evanachan Alaska nor the Seller is aware of any order of any Governmental Authority relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to the Block B Mining Claims (whether currently or previously owned, leased, occupied, controlled or licensed);

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(v)
except in compliance with Environmental Laws, Evanachan Alaska has not caused, allowed or permitted, or has any knowledge of, the release of any Hazardous Substance into the environment or the presence of any Hazardous Substance on, under, around or from any of the Block B Mining Claims. All Hazardous Substances used in whole or in part by Evanachan Alaska have been disposed of, treated and stored in compliance with all Environmental Laws;

(vi)
Evanachan Alaska is not the subject of federal, provincial, municipal or private action, suit, litigation, arbitration proceeding, governmental proceeding, investigation or claim involving a demand for damages or other potential liability with respect to violations of Environmental Laws;

(vii)
Evanachan Alaska has not buried, dumped, disposed of, spilled or released any Hazardous Substance on, beneath or adjacent to any of Evanachan Alaska’s property or facilities (whether owned, leased, occupied, managed, controlled or licensed), or any other property;

(viii)
Evanachan Alaska has, in a timely manner, filed all reports required to be filed with respect to the Block B Mining Claims and has generated and maintained all required data, documentation and records under all applicable Environmental Laws;

(ix)
Evanachan Alaska and its predecessors do not and have not owned, leased, occupied, managed, controlled or licensed at any time, interests in real property of any kind other than the Block B Mining Claims and its option interests under the Goodpaster Option Agreement;

(x)	all contingency plans relating to matters which might adversely affect the environment or health and safety are complete and available as required under applicable Environmental Laws; and

(xi)
the Seller has provided or made available to the Buyer true and complete copies of all environmental audits, evaluations, assessments, studies or tests relating to Evanachan Alaska and the Block B Mining Claims, in their possession if any.

(bb)	Tax Filings and Payments. Evanachan Alaska has:

(i) upon filing each of its federal and state returns for fiscal year 2006, timely filed (or has had timely filed on its behalf) each Return required to be filed or sent by it in respect of any Taxes or required to be filed or sent by it by any Governmental Authority, each of which was correctly completed and accurately reflected any liability for Taxes of Evanachan Alaska covered by

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such Return, (ii) timely and properly paid (or had paid on its behalf) all Taxes due and payable for all Tax periods or portions thereof whether or not shown on such Returns, (iii) established in Evanachan Alaska’s books of account, in accordance with GAAP and consistent with past practices, adequate reserves for the payment of any Taxes not then due and payable and (iv) complied with all applicable laws relating to the withholding of Taxes and the payment thereof; and (v) made (or caused to be made on its behalf) all estimated tax payments required to have been made to avoid any material underpayment penalties.

(cc)	There are no asserted Encumbrances for Taxes upon any assets of Evanachan Alaska, except encumbrances for Taxes not yet due.

(dd)	Evanachan Alaska has not requested any extension of time within which to file any Return, which Return has not since been filed.

(ee)
No deficiency for any Taxes has been proposed, asserted or assessed against Evanachan Alaska that has not been resolved and paid in full. No waiver, extension or comparable consent given by Evanachan Alaska regarding the application of the statute of limitations with respect to any Taxes or any Return is outstanding, nor is any request for any such waiver or consent pending. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or any Return for any Tax year subsequent to the year ended 2006, nor is any such Tax audit or other proceeding pending, nor has there been any notice to Evanachan Alaska by any Governmental Authority regarding any such Tax, audit or other proceeding, or, to the knowledge of Evanachan, is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. There are no outstanding subpoenas or requests for information with respect to any of the Returns of Evanachan Alaska. Evanachan Alaska has not entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision under any other Law.

(ff)
Schedule I lists all federal, state, local and foreign income Returns filed with respect to Evanachan Alaska for taxable periods ended on or after 2006, indicates those Returns that have been audited and indicates those Returns that currently are the subject of audit.

(gg)
Evanachan Alaska does not have any liability for Taxes in a jurisdiction where it does not file a Return, nor has Evanachan Alaska received notice from a Governmental Authority in such a jurisdiction that it is or may be subject to taxation by that jurisdiction.

(hh)	Evanachan Alaska is not a party to any contract that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within

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the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by Evanachan Alaska that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

(ii)
no property of Evanachan Alaska is (i)“tax-exempt use property” within the meaning of Section 168(h) of the Code or (ii) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(jj)
Evanachan Alaska is not required to include in income any adjustment under either Section 481(a) or Section 482 of the Code (or an analogous provision of Law) by reason of a voluntary change in accounting method or otherwise, and the IRS has not proposed any such adjustment or change in accounting method.

(kk)	Evanachan Alaska is not party to any Tax allocation or sharing agreement.

(ll)
Evanachan Alaska has not been a member of an affiliated group filing a consolidated Return (other than a group the common parent of which was Evanachan Alaska) or (ii) has any liability for the Taxes of any person (other than Evanachan Alaska) under Treasury Regulations Section 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise.

(mm)
Evanachan Alaska does not constitute either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) that took place during the two-year period ending on the date of this Agreement or (ii) that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the purchase of such shares.

(nn)
None of the indebtedness of Evanachan Alaska constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Code, and none of the interest on any such indebtedness will be disallowed as a deduction under any other provision of the Code.

(oo)	Evanachan Alaska has not engaged in any transaction that is subject to disclosure under present or former Treasury Regulations Sections 1.6011-4 or 1.6011-4T, as applicable.

(pp)
There is no contract, plan or arrangement, including this Agreement, by which any current or former employee of Evanachan Alaska would be entitled to receive any payment from Evanachan Alaska as a result of the transactions

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contemplated by this Agreement that would not be deductible pursuant to Section 404 or 162(m) of the Code.

(qq)
Evanachan Alaska has not been a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Taxes potentially applicable as a result of such membership or holding has not expired.

3.2  Representations and Warranties Regarding McEwen Capital.  In order to induce the Buyer to enter into and consummate this Agreement, the Seller represents and warrants to the Buyer (except as fully and fairly disclosed in Schedule D) that the following statements set out in this Section 3.2 are true, accurate and not misleading:

(a)
Organization and Good Standing.  McEwen Capital is a company duly incorporated, validly existing and in good standing under the laws of the Province of Ontario. Neither the nature of its business nor the location or character of its assets requires that McEwen Capital be registered or otherwise qualified or be in good standing in any other jurisdiction.

(b)	Authorized and Issued Capital. The authorized share capital of McEwen Capital consists of an unlimited number of common shares of which 1,230,890 common shares are issued and are outstanding.

(c)	Capacity to Carry on Business. McEwen Capital has all necessary corporate power and qualification to own its assets and to carry on its business in all jurisdictions in which it carries on business.

(d)
Licences and Permits.  McEwen Capital holds all authorizations, licences and permits from any Person, Governmental Authority or other body which are necessary for carrying on its business and for owning, leasing, using or operating its assets.

(e)
Insolvency or Amalgamation.  No proceedings have been taken or authorized by any Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of McEwen Capital or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to McEwen Capital.

(f)
Securities Legislation.  McEwen Capital is not a “reporting issuer” within the meaning of the Securities Act, R.S.B.C. 1996, c.418 or the Securities Act, O.S.C., c.S.5 and the sale of the McEwen Capital Shares by the Seller to the Buyer complies with all applicable securities legislation.

(g)	Title to Shares. The Seller is the legal and beneficial owner of the McEwen capital Shares free of all Encumbrances. The McEwen Capital Shares have

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been validly issued, are fully paid and represent all the issued and outstanding shares of every class of McEwen Capital.

(h)
Competing Rights to Shares.  Except as provided in this Agreement, there are no agreements or arrangements in force which provide for the present or future issue, allotment, transfer, redemption, repayment or conversion of any shares in the capital of McEwen Capital or any other securities of McEwen Capital including, without limitation, any option or right of pre-emption or conversion.

(i)	Capacity of Seller. The Seller has the right and authority to transfer the legal and beneficial title and ownership of the McEwen Capital Shares to the Buyer.

(j)	Liabilities. Except as disclosed in Schedule D, the Seller does not have any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise).

(k)
Litigation.  Except as disclosed in Schedule F, there is no action, suit, investigation, claim or proceeding in progress or pending or, to the knowledge of the Seller, threatened against or relating to McEwen Capital or affecting its assets or business. So far as the Seller is aware, there are no facts, matters or circumstances which could give rise to any such action, suit, investigation, claim or proceeding. There is no judgement, decree, injunction, rule or order of any court or Governmental Authority outstanding against McEwen Capital or any of its Assets.

(l)	Guarantees. McEwen Capital has no guarantees, indemnities or contingent or indirect obligations with respect to the liabilities or obligations of any other Person.

(m)
Indebtedness to Seller.  Except for the reimbursement for out-of-pocket expenses in the ordinary course of its business, the Seller Indebtedness and the indebtedness on account of the Alaska Expenditures, McEwen Capital is not indebted to the Seller or any director, officer or employee of McEwen Capital or any Affiliate or Associate of any of them.

(n)	No Unusual Transactions. Since February 24, 2007, the business has been carried on in the ordinary course and McEwen Capital has not:

(i)	sold, assigned or otherwise disposed of any of its assets;

(ii)	waived or surrendered any right of material value;

(iii)	entered into any Material Contract;

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(iv)
incurred, discharged, satisfied or paid any liability or indebtedness other than current liabilities in the ordinary course of the business save and except for the indebtedness incurred on account of the Alaska Expenditures;

(v)	created, assumed or granted any Encumbrance over any of McEwen Capital’s Assets;

(vi)	made, declared or authorized any dividend or any other distribution in respect of its shares;

(vii)
issued, purchased, sold, redeemed, subdivided or consolidated any shares in its capital or issued any warrants, bonds, debentures or other securities save and except for the issuance of common shares to the Seller in connection with the capitalization of the Seller Indebtedness;

(viii)	amended or changed or taken any action to amend or change its constating documents;

(ix)	made any gift of any money or any assets to any Person;

(x)	made payments of any kind to or on behalf of the Seller or any Affiliate or Associate of any of them; or

(xi)	authorized or agreed or otherwise have become committed to do anything referred to in this paragraph (n).

(o)
Books and Records.  All material transactions of McEwen Capital have been promptly and accurately recorded in the books and records of McEwen Capital. The minute books of McEwen Capital contain all records of the meetings and proceedings of shareholders and directors. The books and records of McEwen Capital are up to date and fully and fairly present the financial position and the affairs of McEwen Capital. McEwen Capital has kept all records required to be kept by the Corporations Act, R.S.O. 1990, c.C.38 and any other applicable legislation and all such records are accurate and up to date.

(p)	Non-Contravention. The performance of this Agreement will not:

(i)
conflict with, or result in the breach of, or constitute a default under, any agreement, arrangement or instrument to which McEwen Capital is party, including without limitation the Trust Agreement, or the constating documents of McEwen Capital or any Encumbrance, lease, contract, order,

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judgment, regulation or other restriction or obligation of any kind by which McEwen Capital or any Assets of McEwen Capital is bound;

(ii)	contravene or conflict with any laws or regulations binding upon or applicable to McEwen Capital or the McEwen Capital Shares;

(iii)
relieve any Person from any obligation to McEwen Capital (whether contractual or otherwise) or enable any Person to terminate any such obligation or any right or benefit enjoyed by McEwen Capital or to exercise any right in respect of McEwen Capital; or

(iv)
result in the creation, imposition or enforcement of any Encumbrance on or over any of the assets or undertaking of McEwen Capital or result in any present or future indebtedness of McEwen Capital becoming due and payable prior to its stated maturity.

(q)
Governmental Authorization.  Except as expressly referred to in this Agreement, the execution, delivery and performance of this Agreement by the Seller requires no action by, consent or approval of, or filing with, any Governmental Authority.

(r)
Block B Mining Claims and Goodpaster Option Agreement.  McEwen Capital is the sole beneficial owner of the Block B Mining Claims and the sole party entitled to the beneficial option rights arising out of the Goodpaster Option Agreement and has been the sole beneficial owner of the Block B Mining Claims since February 21, 2007, and the option rights under the Goodpasture Option Agreement since February 22, 2007, and holds such interests free and clear of any Encumbrance.

(s)	Trust Agreement. The Trust Agreement is a binding agreement on McEwen Capital in accordance with its terms and remains in full force and effect.

(t)
Assets.  McEwen Capital does not own a legal or beneficial interest in any material assets of any kind, including real property, plant and equipment, or personal property, other than the beneficial interests in the Block B Mining Claims and the Goodpaster Option Agreement.

(u)	Interests in other Businesses. McEwen Capital does not own any shares in or other securities of, or have any interest in the assets or business of, any other Person.

(v)	Insurance. McEwen Capital does not maintain any policies of insurance.

(w)	No Breach of Laws. McEwen Capital is not, and has not at any time been, in breach of any laws (including, without limitation, Environmental Laws),

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ordinances, statutes, regulations, by-laws, orders or decrees to which it is subject or which apply to it.

(x)
Employees.   Except for its President, Robert McEwen, McEwen Capital has no employees and no outstanding offer of employment has been made by McEwen Capital to any person, nor has any person accepted an offer of employment made by McEwen Capital but who has not yet commenced employment.

(y)
Workers’ Compensation.  There are no complaints, appeals, claims or charges pending or outstanding or, so far as the Seller is aware, anticipated, nor are there any orders, decisions, directions, or convictions currently registered or outstanding by any tribunal or agency against, or in respect of, McEwen Capital under or in respect of any applicable laws or regulations relating to employment, employment practices, workers’ compensation or the protection of the health and safety of employees.

(z)
Environmental.  McEwen Capital has not violated any Environmental Laws or caused or instructed, as beneficial owner, the legal owners of the Block B Mining Claims or the Goodpaster Option Agreement to do take any action or do any thing that has or may violate any Environmental Laws.

(aa)	Tax Filings and Payments. McEwen Capital has:

(i)
duly filed in a timely manner all returns, reports, forms or other information required to be filed in Canada and the U.S.A. or any subdivision thereof with respect to any Taxes or any activities carried out in such jurisdictions;

(ii)	paid all Taxes for all previous years and all required quarterly instalments due for the current fiscal year; and

(iii)	provided adequate reserves for all Taxes owing at the Closing Date.

(bb)
Tax Arrangements and Liabilities.  There is no agreement, waiver or other arrangement providing for an extension of time with respect to the filing of any tax return, or payment of any Taxes by McEwen Capital, nor is there any action, suit, litigation, arbitration, proceeding, governmental proceeding, investigation or claim, including appeals and applications for review, in progress, threatened or pending against or relating to McEwen Capital or its assets or business in respect of, or discussions underway with any Governmental Authority relating to, any such Taxes. There are no contingent Tax liabilities nor any grounds which could prompt a reassessment (including, without limitation, aggressive treatment of income, expenses, credits or other claims for deduction in any tax returns of McEwen Capital).

(cc)
Liabilities for Taxes. McEwen Capital does not have any liability, obligation or commitment for the payment of Taxes for any period prior to the Closing Date or as a result of any transaction or event which occurred prior to the Closing Date including any transactions relating to the Alaska Properties unless they have been disclosed in Schedule G.

(dd)	Additional Tax Matters. McEwen Capital has:

(i)	not made any election under section 85 of the Act with respect to the acquisition or disposition of any assets;

(ii)
made all elections required to be made under Part III of the Act in connection with any distributions by McEwen Capital and all such elections were true and correct and in the prescribed form and were made within the prescribed time periods;

(iii)	not made any election under section 83 of the Act with respect to the payment out of the capital dividend account of McEwen Capital;

(iv)	not acquired or had the use of any material assets from a person with whom it was not dealing at arm’s length other than at fair market value;

(v)	not disposed of any material assets to a person with whom it was not dealing at arm’s length for proceeds less than the fair market value; or

(vi)
not discontinued carrying on any business in respect of which non-capital losses were incurred, and any non-capital losses which McEwen Capital has are not losses from property or business investment losses.

(ee)
GST.  With respect to the goods and services tax under the Excise Tax Act, R.S. 1985, c.E-15 (“GST”), McEwen Capital is not registered and is not required to be registered for GST purposes as of the date hereof.

3.3  Representations and Warranties Regarding the Seller.  In order to induce the Buyer to enter into and consummate this Agreement, the Seller represents and warrants to the Buyer that (except as fully and fairly disclosed in Schedule D the following statements set out in this Section 3.3 are true, accurate and not misleading):

(a)
Capacity of the Seller. The Seller has the right and authority to enter into this Agreement on the terms and conditions set out in it. The Seller has duly passed all corporate resolutions necessary to authorize the transactions contemplated by this Agreement and this Agreement constitutes a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

(b)	Taxes. No Taxes will be assessed against McEwen Capital or Evanachan Alaska for any period or portion thereof ending on or prior to the Closing Date

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including any transactions relating to the acquisition or holding of the Alaska Properties or any transactions implemented prior to Closing, and there are no unresolved questions, claims or disputes concerning the liability for Taxes of McEwen Capital or Evanachan Alaska that would exceed the estimated reserves established on its books of account.

(c)
No Taxes as Consequence of Transactions. The completion of the transactions contemplated in this Agreement will not result in any liability for Taxes to the Buyer, McEwen Capital or Evanachan Alaska nor any liability to pay any amount to any Governmental Authority with respect to any liability for Taxes incurred by Evanachan as a result of the sale of the McEwen Capital Shares and Evanachan Alaska Shares.

(d)	Sole Owner. Evanachan has never held any beneficial ownership interest in any of the Alaska Properties for all purposes.

(e)	Trust Agreement. The Trust Agreement is a binding agreement on Seller in accordance with its terms and remains in full force and effect.

(f)
Form of ownership of Alaska Properties. McEwen Capital’s interest in the Alaska Properties as reflected in the Trust Agreement does not violate the requirements of Alaska Statue 38.05.190, or if applicable, 30 United States Code Section 22.

(g)	Canadian Residence. The Seller is not a “non-resident” of Canada within the meaning of section 116 of the Act.

(h)
Full Disclosure.  The information contained in the documents, certificates and written statements furnished to the Buyer by or on behalf of the Seller relating to Evanachan Alaska and McEwen Capital and their respective financial affairs and Assets was when given, and continues to be, true, accurate and complete in all material respects and not misleading and, so far as the Seller is aware, does not omit to state any material fact.

3.4  Disclosure Schedule.  The disclosures and qualifications in Schedule D shall be arranged in paragraphs and sub-paragraphs corresponding to the numbered and lettered paragraphs and sub-paragraphs in paragraphs 3.1, 3.2 and 3.3 and the disclosures in any paragraph or sub-paragraph of Schedule D shall qualify other paragraphs and sub-paragraphs in paragraphs 3.1, 3.2 or 3.3 only to the extent that the disclosure expressly refers to such paragraphs and sub-paragraphs.

3.5  Representations at Closing.  The representations and warranties of the Seller in this Agreement shall continue to be true, accurate and not misleading up to and including the Closing Date as if each such representation and warranty were repeated at the Closing Date with reference to the facts and circumstances then existing.

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3.6  Knowledge and Awareness. If any provision in this Section 3 is qualified by the expression “to the knowledge of the Seller” or “so far as the Seller is aware” or any similar phrases, the knowledge and awareness of the Seller shall be deemed to include such knowledge as would be gained through due and careful enquiries into the subject matter of that provision including, without limitation, enquiries of the directors, officers, employees, agents and advisers of Evanachan Alaska and McEwen Capital.

3.7  Reliance.  The Seller acknowledges that the Buyer has entered into this Agreement relying on the representations and warranties of the Seller under this Agreement and the rights and remedies of the Buyer with respect to any breach of such representations and warranties shall not be affected by:

(a)	any investigation or independent searches that have been or may be undertaken by or on behalf of the Buyer; or

(b)	any information which is now known, or may become known, to the Buyer or its officers, directors or professional advisers except such information as is expressly set out in this Agreement.

PART 4

BUYER’S REPRESENTATIONS AND WARRANTIES

4.1  Representations and Warranties.  In order to induce the Seller to enter into and consummate this Agreement, the Buyer represents and warrants to the Seller that the following statements set out in this Section 4.1 are true, accurate and not misleading:

(a)	Organization and Good Standing. The Buyer is a company duly incorporated, validly existing and in good standing under the laws of the Province of British Columbia.

(b)
Capacity.  The Buyer has the corporate power and capacity, right and authority to enter into this Agreement on the terms and conditions set out in it and has duly passed all corporate resolutions necessary to authorize the transactions contemplated in this Agreement. This Agreement constitutes a valid and binding obligation of the Buyer enforceable against the Buyer in accordance with its terms.

(c)
Governmental Authorization.  Except as expressly referred to in this Agreement, the execution, delivery and performance of this Agreement by the Buyer requires no action by, consent or approval of, or filing with, any Governmental Authority.

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(d)
Accuracy of Filings. The Buyer has filed all documents it has been required to file with the Canadian securities regulatory authorities and the TSX, and at the time filed, and at the date hereof, such documents did not contain and do not contain, as the case may be, any untrue statement of a material fact or omit to state a material fact required to be stated to make the statements therein in light of the circumstances in which they were made not misleading.

(e)	Non-Contravention. The performance of this Agreement will not:

(i)
conflict with, or result in the breach of, or constitute a default under, any agreement, arrangement or instrument to which the Buyer or any of its subsidiaries are a party, including without limitation their constating documents or any Encumbrance, Permitted Encumbrance, lease, contract, order, judgment, regulation or other restriction or obligation of any kind by which the Buyer or any of its subsidiaries or any of their respective Assets are bound;

(ii)	contravene or conflict with any laws or regulations binding upon or applicable to the Buyer or any of its subsidiaries;

(iii)
relieve any Person from any obligation to the Buyer or any of its subsidiaries (whether contractual or otherwise) or enable any Person to terminate any such obligation or any right or benefit enjoyed by the Buyer or any of its subsidiaries or to exercise any right in respect of the Buyer or any of its subsidiaries; or

(iv)
result in the creation, imposition or enforcement of any Encumbrance on or over any of the Assets or undertaking of the Buyer or any of its subsidiaries or result in any present or future indebtedness of the Buyer or any of its subsidiaries becoming due and payable prior to its stated maturity.

(f)	Other Representations and Warranties.

(i)
Rubicon has, or will by Closing Time have, duly obtained all corporate, shareholder and regulatory authorizations for the execution, delivery and performance of this Agreement and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its constating documents or any shareholders' or directors' resolution, indenture, agreement or other

Davis:1850052.7

instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable Law.

(ii)
Rubicon is a reporting issuer or the equivalent under the securities legislation of the provinces of British Columbia, Alberta, Ontario and Quebec, and is not in default of any material requirement of securities or corporate laws, regulations, orders, notices and policies.

(iii)
The issued and outstanding common shares of Rubicon are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange and Rubicon is not in default of any of the requirements, rules or policies of the Toronto Stock Exchange or the American Stock Exchange.

(iv)
Upon the issuance thereof to the Seller, the Purchase Price Shares will have been duly and validly authorized, allotted and issued to the Seller and will be outstanding as fully paid and non-assessable and not subject to any encumbrances arising by, through or under Rubicon or any restrictions on transfer other than pursuant to applicable securities laws and will be listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange, subject to the resale restrictions referred to in Section 2.7.

(v)
Other than any approvals, consents or acceptances which are preconditions to the Closing, no approvals, consents or acceptances are required to be obtained by the Buyer to permit the purchase of the McEwen Capital Shares and the Evanachan Alaska Shares, and the issuance of the Purchase Price Shares and the other transactions contemplated by this Agreement.

(vi)
Except as specifically contemplated in this Agreement, no person has any agreement or option or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any of the Purchase Price Shares.

4.2  Representations at Closing.  The representations and warranties of the Buyer in this Agreement shall continue to be true, accurate and not misleading up to and including the Closing Date as if each such representation and warranty were repeated at the Closing Date with reference to the facts and circumstances then existing.

4.3  Reliance. The Buyer acknowledges that the Seller has entered into this Agreement relying on the representations and warranties of the Buyer under this Agreement and the rights and remedies of Seller with respect to any breach of such representations and warranties shall not be affected by:

Davis:1850052.7

(a)	any investigation or independent searches that have been or may be undertaken by or on behalf of the Seller; or

(b)	any information which is now known, or may become known, to the Seller or its officers, directors or professional advisers except such information as is expressly set out in this Agreement.

4.4   Investment Canada. The Buyer is not a “non-Canadian” within the meaning of the Investment Canada Act.

PART 5

COVENANTS OF THE SELLER

5.1  Conduct of Business Prior to Closing.  Except as otherwise permitted by this Agreement, during the period from the date of this Agreement to the Closing Date, the Seller shall, and shall cause Evanachan Alaska and McEwen Capital to:

(a)	conduct its business in the ordinary and usual course having due regard to the interests of the Buyer under this Agreement;

(b)
preserve intact the business and the Assets, including the Block B Mining Claims and the Goodpaster Option Agreement, operations and affairs of each of Evanachan Alaska and McEwen Capital and use best efforts to preserve for the Buyer the goodwill of any third parties having business relations with Evanachan Alaska and McEwen Capital;

(c)	comply with all laws affecting the operation of the business of each of Evanachan Alaska and McEwen Capital and pay all required Taxes;

(d)
pay and discharge all liabilities or obligations of each of Evanachan Alaska and McEwen Capital in the ordinary and usual course of their respective businesses consistent with past practice, except for such liabilities or obligations as may be contested by either of Evanachan Alaska and McEwen Capital in good faith; and

(e)	keep available the services of present officers, employees, agents and other personnel of Evanachan Alaska and McEwen Capital and pay their wages and benefits up to and including the Closing Date.

5.2  Restrictions Prior to Closing.  Except as otherwise permitted by this Agreement or with the prior written consent of the Buyer, during the period from the date of this Agreement to the Closing Date, the Seller shall not permit or cause Evanachan Alaska or McEwen Capital to:

Davis:1850052.7

(a)	incur or agree to incur any liability except that McEwen Capital may incur indebtedness from the Seller in connection with the Alaska Expenditures.

(b)	enter into, amend or terminate or agree to enter into, amend or terminate any Material Contract;

(c)
create, allot, issue, purchase or redeem any of its share or loan capital or acquire any shares in any other company or agree to do so except for the issuance of shares by McEwen Capital in connection with the capitalization of the Seller Indebtedness which it covenants to complete prior to the Closing Time;

(d)	make, declare or pay any dividend or other distribution; and

(e)
take any action or omit to take any action which would, or would reasonably be expected to, result in a breach of, or render untrue or misleading, any representation or warranty of the Seller contained in this Agreement, if such representation or warranty were repeated at any time before Closing by reference to the facts and circumstances then existing.

5.3  Access to Information.  Between the date of this Agreement and the Closing Date, the Seller shall (and shall cause Evanachan Alaska and McEwen Capital to) give to the Buyer and its directors, officers, employees, agents and advisers full access, during normal business hours, to all of the properties, employees, books, records, databases, contacts, commitments and records of each of Evanachan Alaska and McEwen Capital and the Seller relating to their respective business, and shall furnish to the Buyer any information reasonably requested by it. After the Closing Date the Seller shall provide all such information within its custody relating to the business and the affairs and Assets of Evanachan Alaska and McEwen Capital as the Buyer may reasonably request and shall assist and cooperate with the Buyer in resolving any questions, enquiries or disputes with any Governmental Authority in connection with either Evanachan Alaska and McEwen Capital.

5.4  Licences and Consents.  The Seller shall obtain, or shall provide the Buyer with all co-operation or support reasonably required by the Buyer to allow the Buyer to obtain, at or before the Closing Date, from all appropriate Governmental Authorities and other Persons any licences, permits, consents, assignments, approvals, certificates, registrations and authorizations required to permit the completion of the transactions contemplated by this Agreement (“Required Consents”).

5.5  Notification.  The Seller shall immediately notify the Buyer in writing of any action or circumstance which may arise between the date of this Agreement and the Closing Date which results, or may result, in:

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(a)	an adverse material change in the business or affairs of the Seller, McEwen Capital or Evanachan Alaska;

(b)
a breach of any representation or warranty of the Seller contained in this Agreement, if such representation or warranty were repeated at any time before Closing by reference to the facts and circumstances then existing; or

(c)	any of the information provided in the schedules to this agreement becoming untrue, incorrect or misleading in any material respect.

PART 6

COVENANTS OF BUYER

6.1  Names of McEwen Capital and Evananchan Alaska. The Buyer shall, within thirty (30) days from the Closing Date, cause each of McEwen Capital and Evanachan Alaska to file Articles of Amendment or other similar document or instrument with the applicable Governmental Authorities in order to change each of McEwen Capital’s and Evanachan Alaska’s legal corporate name to a name satisfactory to each of the Seller and the Buyer which does not include the words “McEwen” or “Evanachan” or any combination thereof or any other similar words. The Buyer shall deliver a copy of such Articles of Amendment or similar document or instrument to the Seller once filed and registered within five (5) days from the date of fling or registration.

PART 7

CONDITIONS

7.1  Buyer’s Conditions.  The obligations of the Buyer to complete the transactions under this Agreement shall be subject to the fulfilment of each of the following conditions on or before the Closing Date.

(a)
Accuracy of Representations and Warranties.  The representations and warranties of the Seller set out in this Agreement shall be true, accurate and not misleading as at the Closing Date with reference to the facts and circumstances then existing.

(b)
Regulatory and Shareholder Approval.  The Buyer shall have obtained final approval of the Toronto Stock Exchange and the American Stock Exchange to the transactions contemplated hereunder and approval of the shareholders of Rubicon.

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(c)	Licences and Consents. All Required Consents shall have been obtained from the appropriate Governmental Authorities and other Persons on terms reasonably satisfactory to the Buyer.

(d)
Performance of Obligations.  The Seller shall have performed and complied with all obligations, covenants and agreements to be performed and complied with by the Seller on or before Closing under this Agreement.

(e)	Due Diligence. The Buyer shall have completed to its reasonable satisfaction a due diligence review of the assets, liabilities, financial position and affairs of Evanachan Alaska and McEwen Capital.

(f)
Material Adverse Change.  There shall have been no material adverse change in the business or affairs of the Seller, McEwen Capital or Evanachan Alaska between the date of this Agreement and the Closing Date.

(g)	Closing Documentation. All documents listed in paragraph 9.2 shall have been received by the Buyer.

(h)
IRS Notice. Evanachan Alaska shall have delivered to Buyer a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) and in the form and substance reasonably acceptable to Buyer, along with written authorization for Buyer to deliver such notice form to the IRS on behalf of Evanachan Alaska upon the Closing of the transactions contemplated by this Agreement.

(i)	Nevada Purchase Agreement. The transactions contemplated pursuant to the Nevada Purchase Agreement shall have closed, or shall concurrently close with the transactions contemplated in this Agreement.

(j)	Master Purchase Agreement. The conditions in favour of the Buyer provided in the Master Purchase Agreement shall have been satisfied or waived, as the case may be.

7.2  Waiver.  The conditions contained in paragraph 7.1 are for the exclusive benefit of the Buyer and may be waived by it in whole or in part at any time.

7.3  Seller’s Conditions.  The obligations of the Seller to complete the transactions under this Agreement shall be subject to the fulfilment of each of the following conditions on or before the Closing Date.

(a)	Accuracy of Representations and Warranties. The representations and warranties of the Buyer set out in this Agreement shall be true, accurate and

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not misleading as at the Closing Date with reference to the facts and circumstances then existing.

(b)
Regulatory and Shareholder Approval.  The Buyer shall have obtained final approval of the Toronto Stock Exchange and the American Stock Exchange to the transactions contemplated hereunder and the approval of the shareholders of Rubicon.

(c)	Licences and Consents. All Required Consents shall have been obtained from the appropriate Governmental Authorities and other Persons on terms reasonably satisfactory to the Buyer.

(d)
Performance of Obligations.  The Buyer shall have performed and complied with all obligations, covenants and agreements to be performed and complied with by the Buyer on or before Closing under this Agreement.

(e)	Due Diligence. The Seller shall have completed to its reasonable satisfaction a due diligence review of the assets, liabilities, financial position and affairs of the Buyer and its subsidiaries.

(f)	Material Adverse Change. There shall have been no material adverse change between the date of this Agreement and the Closing Date.

(g)	Closing Documentation. All documents listed in paragraph 9.3 shall have been received by the Seller.

(h)	Nevada Purchase Agreement. The transactions contemplated pursuant to the Nevada Purchase Agreement shall have closed, or shall concurrently close with the transactions contemplated in this Agreement.

(i)	Master Purchase Agreement. The conditions in favour of the Seller provided in the Master Purchase Agreement shall have been satisfied or waived, as the case may be.

7.4  Waiver.  The conditions contained in paragraph 7.3 are for the exclusive benefit of the Seller and may be waived by it in whole or in part at any time.

PART 8

SURVIVAL AND INDEMNITY

8.1  Survival of Representations and Warranties.  The representations and warranties of the Seller and the Buyer in this Agreement shall survive Closing and the issuance of the Purchase Price Shares and shall continue in full force and effect for a period of two years from the Closing Date except that the representations and warranties of the Seller with respect to Taxes contained in paragraphs 3.1, 3.2 and 3.3 shall remain in full force and effect until the expiry of the

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applicable limitation period under the Act, the Code or such other statute or regulation which imposes such Taxes; and the representations and warranties of the Seller with respect to environmental issues contained in paragraphs 3.1(aa) and 3.2(z) shall remain in full force and effect for a period of 3 years from the Closing Date.

8.2  Indemnification of Buyer.  The Seller covenants and agrees to indemnify and hold harmless the Buyer and its Affiliates or Associates from and against any losses, costs, damages, liabilities and fees (including, without limitation, reasonable legal fees) suffered or incurred as a result of, or arising out of:

(a)	any of the representations or warranties of the Seller in this Agreement being untrue, inaccurate or misleading; or

(b)	a breach of any covenant, term or agreement made in this Agreement by the Seller;

(which losses, costs, damages, liabilities and fees are collectively referred to as “Buyer’s Losses”).

8.3  Indemnification of Seller.  The Buyer covenants and agrees to indemnify and hold harmless the Seller from and against any losses, costs, damages, liabilities and fees (including, without limitation, reasonable legal fees) suffered or incurred as a result of, or arising out of:

(a)	any of the representations or warranties of the Buyer in this Agreement being untrue, inaccurate or misleading; or

(b)	a breach of any covenant, term or agreement made in this Agreement by the Buyer.

(which losses, costs, damages, liabilities and fees are collectively referred to as “Seller’s Losses”).

8.4  Limitations on Seller’s Liability.  The Seller shall not be liable under the indemnity provision in paragraph 8.2 in respect of any claim unless:

(a)	written notice of the claim providing reasonable details of the alleged Buyer’s Losses has been provided to the Seller on or before the expiry dates specified in paragraph 8.1; and

(b)	the aggregate of the Buyer’s Losses exceeds the sum of $5,000 (in which event, the Seller shall be liable for the whole amount of such Buyer’s Losses and not only the excess over such amount).

8.5  Tax Indemnity. The Seller hereby irrevocably and unconditionally fully indemnifies and hold harmless Rubicon against and from all amounts determined to be owing by Rubicon, McEwen Capital or Evanachan Alaska on account of any liability for Taxes arising as a result of

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any breach or non-performance of any covenant, or representations in sections 3.1, 3.2 and 3.3 being untrue, inaccurate or misleading and all penalties and interest upon such Taxes, and shall make a cash payment to Rubicon forthwith upon Rubicon’s receipt of any letter or notice from the IRS for any such Taxes, interest and penalties.

8.6  Limitations on Buyer’s Liability.  The Buyer shall not be liable under the indemnity provision in paragraph 8.3 in respect of any claim unless:

(a)	written notice of the claim providing reasonable details of the alleged Seller’s Losses has been provided to the Buyers within 2 years of the Closing Date; and

(b)	the aggregate of the Seller’s Losses exceeds the sum of $5,000 (in which event, the Buyer shall be liable for the whole amount of such Seller’s Losses and not only the excess over such amount).

PART 9

CLOSING

9.1  Closing.  The sale and purchase of the McEwen Capital Shares and Evanachan Alaska Shares and the other transactions contemplated by this Agreement shall be closed (the “Closing”) at the offices of Davis & Company LLP, 2800 Park Place, 666 Burrard Street, Vancouver, British Columbia at 8:00 a.m. (Vancouver Time) on May 18, 2007, or on such other date or at such other place as may be mutually agreed upon in writing by the parties (the “Closing Date”).

9.2  Delivery by Seller.  On the Closing Date the Seller shall deliver, or cause to be delivered, the following documents to the Buyer:

(a)
share certificates representing the Evanachan Alaska Shares and the McEwen Capital Shares in the name of the Seller endorsed for transfer to the Buyer or the Buyer’s nominee as instructed by the Buyer;

(b)
certified copies of resolutions of the directors of each of Evanachan, Evanachan Alaska and McEwen Capital approving and authorizing the transfer of the Evanachan Alaska Shares and the McEwen Capital Shares, respectively, from the Seller to the Buyer, the registration of the Shares in the name of the Buyer (if necessary);

(c)	the minute books and all other books and records of Evanachan Alaska and McEwen Capital;

(d)	the corporate seals of Evanachan Alaska and McEwen Capital, if any;

(e)	a certificate executed by the Seller certifying that the representations and warranties of the Seller set out in this Agreement are true, accurate and not

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misleading as at the Closing Date with reference to the facts and circumstances then existing;

(f)	opinions of the solicitors for the Seller dated the Closing Date in form and substance acceptable to the Buyer acting reasonably;

(g)	certificate of officers of the Seller dated the Closing Date in the form requested by the Buyer acting reasonably;

(h)	duly executed resignations of all directors and officers of Evanachan Alaska and McEwen Capital, such resignations to be effective as of the Closing Date;

(i)	statutory declarations of the Seller in a form satisfactory to the Buyer that the Seller is a resident of Canada within the meaning of the Act;

(j)	evidence that the Seller Indebtedness has been capitalized;

(k)	executed copies of all consents or approvals referred to in paragraph 7.1(c);

(l)
all such other documents, instruments, records, conveyances, assignments, assurances, consents and certificates which, in the opinion of the Buyer acting reasonably, are necessary to effect and evidence the transfer of the shares of McEwen Capital and Evanachan Alaska to the Buyer free and clear of all Encumbrances; and

(m)
a release executed by Robert McEwen, stating that he has no employee claims whatsoever against McEwen Capital, and release executed by Robert McEwen, Ian Ball and Stefan Spears, stating that they have no employee claims against Evanachan Alaska, in forms acceptable to the Buyer acting reasonably.

9.3  Delivery by Buyer.  On the Closing Date, the Buyer shall deliver to the Seller the following:

(a)	the Purchase Price Shares and US$10.00 on account of the purchase price payable for the McEwen Capital Shares and the Evanachan Alaska Shares, respectively;

(b)	a certified cheque or bank draft in an amount equal to the Alaska Expenditures in the name of the Seller, or as otherwise may be agreed to by the parties;

(c)	certified copies of resolutions of the directors of the Buyer approving and authorizing the transaction contemplated by this Agreement;

(d)	a certificate executed by the Buyer certifying that the representations and warranties of the Buyer set out in this Agreement are true, accurate and not

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misleading as at the Closing Date with reference to the facts and circumstances then existing;

(e)	opinions of the solicitors for the Buyer dated the Closing Date in form and substance acceptable to the Seller acting reasonably;

(f)	certificate of officers of the Buyer dated the Closing Date in the form requested by the Seller acting reasonably; and

(g)
all such other documents, instruments, records, conveyances, assignments, assurances, consents and certificates which, in the opinion of the Buyer acting reasonably, are necessary to effect and evidence the transfer of the Shares to the Buyer free and clear of all Encumbrances.

PART 10

GENERAL

10.1  Notices.  Any notice or communication required or permitted to be given under this Agreement shall be in writing and shall be considered to have been sufficiently given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post in Canada to the address or facsimile transmission number of each party set out below:

if to the Buyer:

Rubicon Minerals Corporation

Suite 1540 - 800 West Pender Street
Vancouver, B.C.
V6C 2V6

Attention:  David W. Adamson

Fax No:  604-623-3355

if to the Seller:

Evanachan Limited

99 George Street

3rd Floor

Toronto, Ontario

M5A 2N4

Attention:  Robert R. McEwen, President

Fax No:  647-258-0408

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or to such other address or facsimile transmission number as any party may, from time to time, designate in the manner set out above. Any such notice or communication shall be considered to have been received:

(a)
if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business hours on the next Business Day;

(b)
if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business hours on the next Business Day following confirmation of the transmission; and

(c)
if mailed by prepaid registered post in Canada, upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication shall be delivered by hand or sent by facsimile transmission.

10.2  Governing Law; Jurisdiction.  This Agreement shall be governed by and interpreted in accordance with the Laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Parties hereby consent to the non-exclusive jurisdiction of the courts located in the Province of British Columbia in connection with any controversy related to this Agreement and waive any argument that venue in any such forum is not convenient.

10.3  Time of Essence.  Time shall be of the essence of this Agreement.

10.4  Binding. This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors, permitted assigns, heirs, administrators and legal representatives.

10.5  Unenforceability of Provisions. If any one or more of the provisions contained herein should be held to be invalid, unenforceable or illegal in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

10.6  Counterparts. This Agreement may be executed in counterparts which may be delivered by facsimile. Each executed counterpart shall be deemed to be an original and all such counterparts when read together constitute one and the same instrument.

10.7  Public Disclosure of Agreement and Seller. The Seller hereby consents to the filing by Rubicon of this Agreement on the System for Electronic Document Analysis and Retrieval (SEDAR) Internet website of the Canadian Securities Administrators and the Electronic Data Gathering, Analysis, and Retrieval system Internet website of the U.S. Securities & Exchange Commission and the identification of the Seller in news releases and other continuous disclosure documents of Rubicon where required to comply with the Laws of Canada and the United States and the policies of The Toronto Stock Exchange and the American Stock Exchange.

10.8  Further Assurance. At the request of either party, the other party shall take such reasonable actions, and execute and deliver any further instruments, agreements, documents or other papers reasonably requested by the other party to effect the purposes of this Agreement and the transactions contemplated hereby.

[Remainder of Page Intentional Left Blank]

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TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement as of the date appearing below.

RUBICON MINERALS CORPORATION

By:

“David Adamson”

Authorized Signatory

Dated:

EVANACHAN LIMITED

By:

“Robert McEwen”

Authorized Signatory

Dated:

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SCHEDULE A

block b mining claims

see attached

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SCHEDULE B

GOODPASTER OPTION AGREEMENT

see attached

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SCHEDULE C

PERMITTED ENCUMBRANCES

see attached

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SCHEDULE D

DISCLOSURES

NIL

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SCHEDULE E

PERMITS, LICENSES AND CONSENTS

Permit #9870 - issued by the State of Alaska Division of Land and Water, Multi-Year 2007 -2009 Miscellaneous Land Use Permit For Hardrock Exploration and Reclamation, dated May 1, 2007

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SCHEDULE F

LITIGATION

NIL

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SCHEDULE G

TAX LIABILITIES

NIL

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SCHEDULE H

SECTION 85 ELECTION FORM

see attached